Exhibit 21.1

Subsidiaries of Eagle Pharmaceuticals, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Eagle Biologics, Inc. (formerly Arsia Therapeutics, Inc.)	Delaware
Eagle Research Lab Limited	Malta
Acacia Pharma Group plc	United Kingdom
Acacia Pharma Limited	United Kingdom
Acacia Pharma Inc	Delaware